FERRIS, BAKER WATTS, INCORPORATED
                                100 Light Street
                            Baltimore, Maryland 21202


                                 August 25, 2006


VIA EDGARLINK AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C.  20549

         Re:      Energy Services Acquisition Corp.
                  Registration Statement on Form S-1
                  File No. 333-133111

Ladies and Gentlemen:

     Pursuant  to Rule 461 under the  Securities  Act of 1933,  as amended  (the
"Securities Act"), the undersigned, Ferris, Baker Watts, Incorporated, (the "Underwriter"), as the Underwriter of the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Energy Services Acquisition Corp. that the effective time of the above-captioned Registration Statement be accelerated to 5:00 p.m. Eastern Time, on August 30, 2006, or as soon thereafter as practicable.

     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated June 20, 2006:

To Whom Distributed                                        Number of Copies
                                                            (June 20, 2006)

Retail brokerage offices                                        2,167
Institutions (including prospective underwriters)                 250

Total                                                           2,417

     With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Underwriter has distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date it is expected that confirmations of sale will be mailed. Selected Dealers, if any, will represent that they will comply with Rule 15c2-8.

Division of Corporate Finance
August 25, 2006
Page 2


     The Commission is advised that the amount of compensation to be allowed or paid to the Underwriter, to be disclosed in the Registration Statement, as amended, will not exceed an amount that has been approved by the National Association of Securities Dealers, Inc.


                                         Very truly yours,

                                         FERRIS, BAKER WATTS, INCORPORATED

                                         /s/ Christopher A. Freeman
                                         --------------------------------------
                                         FERRIS, BAKER WATTS, INCORPORATED

                                         By: Christopher A. Freeman
                                             Vice President, Investment Banking

                                       2